UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2021
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated June 10, 2021, announcing the date for the Company's Annual General Meeting of Shareholders.

Attached as Exhibit 2 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Shareholders of the Company, which will be held on July 19, 2021.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: June 10, 2021	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Ltd (NYSE: NAT) – Announces the date for its 2021 Annual General Meeting of Shareholders (AGM)
June 10, 2021
Dear Shareholders and Investors,
Nordic American Tankers Limited today announced that its Board of Directors has scheduled the 2021 AGM to be held on July 19, 2021 at 10:00 a.m., Bermuda time, at 17, Bd Albert 1er, MC98000 Monaco.
The record date has been set to May 26, 2021 for the determination of the NAT shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof.
The Notice of the Meeting and Proxy Statement will be available with the Securities and Exchange Commission (SEC) on a form 6-K today, June 10, 2021.

Best regards,
Herbjorn Hansson
Founder, Chairman & CEO
Nordic American Tankers Ltd.	www.nat.bm

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
NAT is a Bermuda based company.
Contacts:
Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91
Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Exhibit 2

Nordic American Tankers Limited
June 10, 2021
TO THE SHAREHOLDERS OF NORDIC AMERICAN TANKERS LIMITED
Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Tankers Limited (the “Company”) and related materials. The Annual General Meeting will be held at 17, Bd Albert 1er, MC98000 Monaco on July 19, 2021, at 10:00 a.m. Bermuda time (the “Meeting”).
At the Meeting, the shareholders of the Company will consider and vote upon agenda item 1 and 2 below:
1.	To elect a total of four directors to serve until the next Annual General Meeting of Shareholders, (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders (“Proposal Two”);
3.	To lay before the shareholders the Company’s audited financial statements for the year-ended December 31, 2020, of which the balance sheet has been signed by two directors; and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Approval of Proposals One and Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. We urge you to vote in favor of all of the Proposals.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.
The Company’s 2020 Annual Report is available on the Company’s website at www.nat.bm.  Any shareholder may receive a hard copy of the Company’s 2020 Annual Report free of charge upon request.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Herbjørn Hansson
Founder, Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKERS LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JULY 19, 2021

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the “Meeting”) of Nordic American Tankers Limited (the “Company”) will be held on July 19, 2021 at 10:00 a.m. Bermuda time at 17, Bd Albert 1er, MC98000 Monaco for the following purposes, of which items 1, 2, and 3 are more completely set forth in the accompanying Proxy Statement:
1.	To elect a total of four directors to serve until the next Annual General Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders (“Proposal Two”);
3.	To lay before the shareholders the Company’s audited financial statements for the year-ended December 31, 2020, of which the balance sheet has been signed by two directors; and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The Company’s board of directors has fixed the close of business on May 26, 2021 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on May 26, 2021, the record date of the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
By Order Of The Board Of Directors

Bjørn Giaever
Secretary

June 10, 2021
Hamilton, Bermuda

NORDIC AMERICAN TANKERS LIMITED

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 19, 2021
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board” or the “Directors”) of Nordic American Tankers Limited, a Bermuda company (the “Company”), for use at the Company’s Annual General Meeting of Shareholders to be held at 17, Bd Albert 1er, MC98000 Monaco on July 19, 2021 at 10:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.
VOTING RIGHTS AND OUTSTANDING SHARES
On May 26, 2021 (the “Record Date”), the Company had issued and outstanding 156,045,542 common shares, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “NAT.”
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
  As provided in the Company's Bye-laws, each Director serves until the next annual general meeting, and shall hold office until his successor is elected or appointed or until his earlier resignation or removal.  The terms of the Directors expire at the Meeting. The Board has nominated the (4) four persons listed below for election as Directors at the Meeting.
Set forth below is information concerning each nominee for Director.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the four nominees.  It is expected that each of these nominees listed below will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to The Company's Board Of Directors
Information concerning the nominees for Director is set forth below:
Name	Age	Position
Herbjørn Hansson	73	Founder, Chairman, Chief Executive Officer, President and Director
Jim Kelly	67	Director and Audit Committee Chairman
Alexander Hansson Douglas H. Penick	39 46	Director Director

The biographies of the Company’s nominee Directors and Officers are as follows:

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and attended Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February, 2012 and currently serves as Audit Committee Chairman.

Alexander Hansson has been a Director of the Company since November 2019. He is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Founder, Chairman, Chief Executive Officer and President and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.
Douglas H. Penick, worked at Goldman Sachs for over 15 years where he was a managing director in credit derivative sales. He retired in 2016. In 2017, Mr. Penick co-founded N49P which is an early stage focused venture capital firm investing in Canadian technology startups. Doug Penick graduated from McGill University in 1997 and is a CFA charterholder. Mr. Penick also sits on the development board at Phillips Academy in Andover, Massachusetts.

Audit Committee.  In accordance with the rules of the NYSE, the Board has established an Audit Committee consisting of a single independent Director, Jim Kelly. Mr. Kelly serves as the audit committee financial expert.
Executive Officers.  Mr. Hansson serves as the Company’s Founder, President, Chairman, and Chief Executive Officer.  Bjørn Giaver is the Company’s Chief Financial Officer and Secretary.
Required Vote.  Approval of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting.
Effect of abstentions.  Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting of the appointment of KPMG AS as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders.  The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2020.  These financial statements are included in the Company's 2020 Annual Report which is available on the Company’s website at www.nat.bm.  Any shareholder may receive a hard copy of the Company’s 2020 Annual Report free of charge upon request.
KPMG AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

 SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.
Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
(212) 297-0720
Toll Free:  (877) 274-8654
info@okapipartners.com

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Bjørn Giaever
Secretary

June 10, 2021
Hamilton, Bermuda

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on July 18, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on July 18, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D56468-Z80609

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NORDIC AMERICAN TANKERS LIMITED

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	For	Against	Abstain
1a. Herbjørn Hansson	☐	☐	☐
1b. James Kelly	☐	☐	☐
1c. Alexander Hansson	☐	☐	☐
1d. Douglas H. Penick	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 2.

NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date